SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Redback Networks Inc.

(Name of Subject Company)

Redback Networks Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209101

(CUSIP Number of Class of Securities)

Kevin A. DeNuccio

Director, Chief Executive Officer

and President

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John Sheridan, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Redback Employee Frequently Asked Questions

Redback and Ericsson Merger

Frequently Asked Questions

The following information addresses some of the immediate questions and concerns you may have regarding Ericsson’s acquisition of Redback and the transition process. Further communication and informational sessions will be forthcoming in the coming weeks.

The Acquisition

Why did Redback decide to accept the offer from Ericsson to be acquired?

The acquisition of Redback by Ericsson is a unique opportunity for us to pursue our strategy to grow faster than the market and gives Redback the financial means to be a market leader, not just a technology leader. Redback will retain its leadership and operations focus as an independently-run router subsidiary/unit of Ericsson. Redback has always had a technology advantage over its much larger competitors. The merger with Ericsson neutralizes our competitors’ financial strengths and accelerates our ability to shape the future of advanced broadband networks over wired and wireless infrastructures.

Redback will remain focused on being an innovator in video-centric edge routing and a market leader in triple-play deployments for service providers worldwide. The next wave of growth opportunities for Redback is driven by network consolidation, video and mobility. Going forward, there is new opportunity to enter new markets faster, upgrading networks for cable, wireless, and mobility carriers. On a worldwide basis, there is market opportunity to upgrade more than two billion wired and wireless users worldwide to advanced broadband infrastructures over the next ten years. This is up to ten times larger than the 250 million broadband users today.

This acquisition by Ericsson gives us the financial means to compete successfully in the market, grow product development and hire new people at a much faster pace than we could grow as an independent company.

We believe that the combination of Redback and Ericsson will be uniquely positioned to offer best-in-class products that deliver unified communications and entertainment over integrated wired and wireless infrastructures.

Where does the Redback acquisition fit within Ericsson’s telecommunications business?

Redback’s products are currently designed for broadband service provisioning and broadband service delivery. Its target market is wireline service providers. However, Redback products can connect directly to Ericsson wireless telecommunications equipment, and its network agnostic platform can be immediately extended to cable, Ethernet and other types of wireless infrastructures, including 3G networks and beyond. This means that Redback and Ericsson will be able to offer next-generation broadband networks for both wired and wireless carriers.

Why is $25 a great deal to employees and shareholders?

The typical market premium range in recent acquisitions in our industry has been between 18%-25%. A $25 offer represents a great value to both employees and shareholders since it represents an approximate 53% premium over our recent 30-trading day average stock price.

The $25 offer also represents one of the highest premiums paid in an acquisition in the networking industry for the last 24 months.

Where will Redback fit into the Ericsson organization? Who will lead the Redback team?

The Redback team will continue to be headed by Kevin DeNuccio. Redback will be run as an independent subsidiary of Ericsson. Kevin will directly report to a management board chaired by the president and CEO of Ericsson.

When will the acquisition be considered finalized?

The acquisition is subject to customary closing conditions and regulatory approvals, and is expected to be completed early in the first half of 2007.

How will Redback’s customers view this acquisition?

A combined Redback and Ericsson company will be uniquely well positioned to deliver next generation broadband networks for carriers. We believe this will be a tremendous opportunity to deliver even more value and support to our combined customer base in the future.

Will the name Redback change after the acquisition?

No final decision has been made with respect to the exact name of the subsidiary at this time.

Employment

Will I still have a job after the acquisition closes?

Ericsson has repeatedly emphasized that their intention is not to disrupt or change our organization and understands that Redback’s talented employees are essential to our combined success. Ericsson’s top priority is the retention of Redback’s high-performing employees and their focus has been on strategic growth.

Will we have to change office locations?

Redback’s main campuses will continue to be in San Jose, CA, and Vancouver, BC, and there are no current plans to move any of Redback’s locations worldwide. However, as part of the integration process, Ericsson will evaluate other Redback locations and consider the availability of common offices around the world and consider such factors as productivity, financial considerations and employee commute issues.

Compensation

What is Ericsson’s plan for compensation of Redback employees after the acquisition?

Ericsson aims to ensure that any compensation or benefits programs – particularly stock – which cannot be offered in the future will be replaced with programs of similar design and competitive earning opportunity. It is not the intention of Ericsson to reduce the overall compensation package.

What will happen to my salary and other cash compensation?

The intent of Redback and Ericsson is to keep Redback employees’ cash compensation whole. To that end, the acquisition is not expected to affect Redback employees’ respective current base salaries. In addition, in the short-term, employees will continue to participate in either the Redback bonus plan or sales incentive plan. Redback sales employees will remain on their current compensation plan for 2006, and new plans will be established for 2007 as part of the normal annual planning process.

Longer term, the respective Redback and Ericsson bonus and sales incentive plans will be closely evaluated and Redback employees may be transitioned to Ericsson’s bonus and sales incentive plan if appropriate.

Stock Options/Employee Stock Purchase Plan

What will happen to my Redback stock options?

After the acquisition closes, each option that is outstanding and vested before the close of the acquisition will be automatically converted into the right to receive an amount in cash based on the difference between the merger consideration, $25, and the exercise price per share. The payment for the vested options will be made in a lump sum payment after the close of the acquisition and will be subject to any applicable withholding taxes.

Each option that is outstanding and unvested at the time of the acquisition close will be assumed by Ericsson and converted into the right to receive cash compensation that will be subject to the same vesting arrangements that applied to the option under the Redback stock option plan and option agreement. For each option share that would have vested after the close of the acquisition under the Redback stock option vesting schedule, employees will receive a cash payment based on the difference between the merger consideration, $25, and the exercise price per share. The payments will be made after the option shares are vested and will be subject to any applicable withholding taxes.

EXAMPLE

Outstanding Redback option shares	10,000

# of Months at Redback counted towards vesting at Close of Acquisition	12 months

Vested upon Close of Acquisition	2500 option shares

Unvested upon Close of Acquisition	7500 option shares

Exercise price per share (strike price)	$15 (for purposes of this example, assume $15 per share for all outstanding shares)

Calculations

Difference between merger consideration and exercise price: $25 - $15 = $10

Vested: $10 x 2500 = $25,000

Upon the close of the acquisition, the employee would receive $25,000, less applicable withholdings, in a lump sum payment.

Unvested: $10 x 7500 = $75,000

The unvested amount will be paid in equal monthly installments over the remaining vesting period, assuming continuous employment. (i.e., 75,000/36 months = $2,083.33 per month, less applicable withholdings).

Will Ericsson offer an Employee Stock Option Plan?

Since Ericsson has stated that it will run Redback as an independent business, it plans as a matter of urgency to introduce a substitute plan, possibly based on phantom stock. The earnings opportunities from this plan will be designed to be competitive with our Silicon Valley peers.

What will happen to the current Redback Employee Stock Purchase Plan (ESPP) offering?

In connection with the acquisition, each outstanding purchase right will be cancelled immediately prior to the acquisition close and converted into the right to receive, for each share issuable under the purchase right, an amount in cash, based on the difference between the merger consideration, $25, and the ESPP purchase price ($13.447)1. Any amount not applied to the purchase of shares under the ESPP will be refunded to the plan participant.

Does Ericsson have an Employee Stock Purchase Plan (ESPP)?

As with stock options, Ericsson plans to introduce a substitute for the ESPP program of equivalent value for Redback employees as soon as possible.

Benefits

I just signed up for my health insurance benefits for next year. What will happen to my benefits?

The selections you recently made through Redback’s Benefits Program will continue to be effective after the acquisition closes. Over time, benefits for Redback employees will be closely evaluated and if there are any changes to your insurance coverage, care will be taken so that you are notified sufficiently in advance to evaluate the changes and make decisions.

In general, the overall philosophy will be to maintain existing programs wherever possible and equivalent substitutes will be offered where that is not the case.

Other Questions:

How should Ericsson and Redback employees interact during the period between now and the closing of the transaction?

Until the transaction closes, Ericsson and Redback remain separate companies and must act accordingly. Specifically, Redback and Ericsson employees should not share any company confidential information. It is critical that both companies continue to focus on delivering business results during this period. If Redback and Ericsson are already engaged in a joint customer activity, such customer activity should continue as usual. Any new customer activities with Ericsson may be jointly pursued with Ericsson’s sales team. However, all other business related and technical related activities should be avoided. Any questions regarding this issue should be forwarded to Vinai Sirkay, VP of Business Development.

How will employees on visas be impacted?

Ericsson is accustomed to transitioning employees on visas. As Ericsson is purchasing all of Redback shares, there should be a seamless transition for employees on visas. Further information about the transition will be provided. Individuals on visas should discuss any specific concerns with their management and HR Business Partner.

Will the internal Redback IT services be replaced by internal Ericsson IT services (e.g. e-mail service, workstation hardware and software, etc.)?

At this time, there are no current plans to replace any of Redback’s systems or hardware. Redback and Ericsson will work together in the coming weeks to determine what systems will be transitioned to Ericsson’s systems. Where a transition is needed, a plan and timeline will be communicated to employees.

[1]	$13.447 is equal to 85% of $15.82, which was the closing price on 10/31/2006. This assumes that the acquisition will close before 4/30/07 (the end of the current ESPP offering period). If the acquisition closes at a later time, the ESPP purchase price may vary.

I have employment requisitions that were previously approved. Are they still valid?

Employment requisitions that have been formally approved are still valid and actionable. Managers with open requisitions should continue to recruit candidates actively.

What should we tell our customers regarding the acquisition?

We will be delivering a formal communications plan to our customers regarding the acquisition. If you receive any specific questions or concerns from a customer regarding the acquisition, please forward these to Georges Antoun, SVP of Field Operations.

What should we say if someone from the media calls?

You should direct any calls from the media to Doug Wills, Director of Corporate Communications. Doug can be reached at 408-750-5038 or dwills@redback.com.

If I have additional questions about the acquisition, who should I contact?

Please feel free to submit your questions through your manager or Human Resources Business Partner, who will make sure that they are forwarded to the appropriate person for response. In addition, further information pertaining to the transition process will be communicated to employees throughout this process.

# # #

The preceding set of questions and answers is only a general discussion of the relevant stock option plans, incentive plans, and other benefit programs (together, the “benefit plans”). The descriptions contained above are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, the applicable Redback benefit plans, and the documents related to said benefit plans. Further, nothing herein shall alter or modify, in any way, your at-will employment status, which provides that you and your employer continue to have the right to terminate the employment relationship at any time, with or without notice, and with or without cause. In the event of a conflict between the summary of the benefit plans contained herein and the documents comprising the benefit plans, the terms and conditions of the benefit plans shall prevail.

Forward Looking Statement

Statements in this employee FAQ regarding [market opportunities and future financial standings] are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly reports on Form 10-Q. All statements made in this employee FAQ are made only as of December 19, 2006. Redback undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this employee FAQ for the outstanding shares of Redback Networks Inc. has not yet commenced, and this employee FAQ is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Telefonaktiebolaget LM Ericsson (publ) Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Redback’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This employee FAQ contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and stockholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our stockholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted and we could suffer increased employee attrition. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.